FOR IMMEDIATE RELEASE

STRINGER, NYC FUNDS OPPOSE ICAHN BUYBACK PROPOSAL AT APPLE

Comptroller calls proposal short-sighted and too risky in shareowner letter

Contact: Eric Sumberg (212) 669-3535, esumberg@comptroller.nyc.gov

NEW YORK, NY— New York City Comptroller Scott M. Stringer announced today that the New York City Pension Funds will oppose activist investor Carl Icahn’s $50 billion share buyback shareowner proposal at Apple’s annual meeting on February 28, 2014.  Apple is the largest single holding of the New York City Pension Funds with approximately 2.5 million shares valued at an estimated $1.3 billion.

“Carl Icahn is proposing to mortgage Apple’s future in order to reward short-term investors who are looking to cash out,” Stringer said.  “We’re in it for the long haul.  I’m in favor of returning excess cash to shareowners, but this plan is simply too large, too risky and too short-sighted.  Proposal 10 is not in Apple’s best interests and we strongly urge Apple’s shareowners to join us to defeat it.”

In a letter to Apple shareowners released today, Comptroller Stringer made his case against Proposal 10:

1.
By calling for a very large and specific change to Apple’s capital structure, liquidity and long-term risk profile, to be completed by September 27, 2014, Icahn’s proposal is overly prescriptive and ultimately too risky over the long-term.

2.	The board, with management, is in a superior position to make major capital decisions and Apple’s board, in particular, has a strong record of creating value for shareowners.
3.	Apple’s board has already put in place a plan to distribute $100 billion to shareowners in response to investor concerns, and has committed to consider additional distributions.

To read the letter, click here.

New York City Comptroller Scott M. Stringer serves as the investment advisor to, custodian, and a trustee of the $149 billion New York City Pension Funds. The New York City Pension Funds are composed of the New York City Employees’ Retirement System, Teachers’ Retirement System, New York City Police Pension Fund, New York City Fire Department Pension Fund, and the Board of Education Retirement System. In addition to Comptroller Stringer, the New York City Pension Funds’ trustees are:

New York City Employees’ Retirement System: Carolyn Wolpert, Mayor’s Representative (Chair); New York City Public Advocate Letitia James; Borough Presidents: Gale Brewer (Manhattan), Melinda Katz (Queens), Eric Adams (Brooklyn), James Oddo (Staten Island), and Ruben Diaz, Jr. (Bronx); Lillian Roberts, Executive Director, District Council 37, AFSCME; John Samuelsen, President Transport Workers Union Local 100; Gregory Floyd, President, International Brotherhood of Teamsters, Local 237.

Teachers’ Retirement System: Carolyn Wolpert, Mayor’s Appointee; Deputy Chancellor Kathleen Grimm, Mayor’s Appointee; and Sandra March, Melvyn Aaronson (Chair) and Mona Romain, all of the United Federation of Teachers.

New York City Police Pension Fund: Carolyn Wolpert, Mayor’s Representative; New York City Finance Commissioner Beth Goldman; New York City Police Commissioner William Bratton (Chair); Patrick Lynch, Patrolmen’s Benevolent Association; Michael Palladino, Detectives Endowment Association; Edward D. Mullins, Sergeants Benevolent Association; Louis Turco, Lieutenants Benevolent Association; and, Roy T. Richter, Captains Endowment Association.

New York City Fire Department Pension Fund: Carolyn Wolpert, Mayor’s Representative; New York City Fire Commissioner Salvatore Cassano (Chair); New York City Finance Commissioner Beth Goldman; Stephen Cassidy, President, James Slevin, Vice President, Robert Straub, Treasurer, and John Kelly, Brooklyn Representative and Chair, Uniformed Firefighters Association of Greater New York; John Farina, Captains’ Rep.; James Lemonda, Chiefs’ Rep., and James J. McGowan, Lieutenants’ Rep., Uniformed Fire Officers Association; and, Sean O’Connor, Marine Engineers Association.

Schools Chancellor Carmen Fariña; Mayoral: T. Elzora Cleveland,  Norm Fruchter,  Vanessa Leung, Lori Podvesker,  and Robert Reffkin; Laura Zingmond (Manhattan BP), Fred Baptiste (Brooklyn BP), Appointee Pending (Queens BP), Robert Powell (Bronx BP) and Diane Peruggia (Staten Island BP); and employee members Joseph D’Amico of the IUOE Local 891 and Milagros Rodriguez of District Council 37, Local 372.

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The city of new York Office of the comptroller 1 centre street New York, NY 10007 ───────────── Scott M. Stringer Comptroller

February 10, 2014

Dear Apple Shareowner,

Vote “AGAINST” Proposal 10 at Apple’s February 28th Annual Meeting

On behalf of the five New York City pension funds (the “NYC Funds”), I urge you to vote AGAINST Proposal 10 at Apple’s annual meeting on February 28, 2014.  Proposal 10, which is sponsored by activist investor Carl Icahn, calls for Apple to repurchase $50 billion of stock by September 27, 2014.  As long-term shareowners, we believe the proposal is a short-sighted and unnecessary attempt to boost Apple’s current stock price at the expense of its long-term financial flexibility and value creation potential.

There are three fundamental reasons that shareowners should reject Proposal 10 as both too risky and unnecessary:
1.	The proposal is overly prescriptive in its amount, timing and structure, and based on incomplete information regarding the company’s plans and prospects.
2.	The board, with management, is in a superior position to make major capital decisions and Apple’s board, in particular, has a strong record of creating value for shareowners.
3.	The board has already put in place a plan to distribute $100 billion to shareowners in response to investor concerns, and has committed to consider additional distributions.

The NYC Funds have $149 billion in assets and are long-term Apple shareowners, with 2.5 million record date shares valued at $1.3 billion.  We are committed to protecting our long-term stake in Apple, which today is our largest single investment.  That includes holding the board accountable when it fails to act in the best interests of shareowners; in 2010, Apple agreed to pay $16.5 million and adopt governance reforms to settle a class action suit on improperly backdated stock options brought by one of the five NYC Funds.  And it includes actively opposing proposals that could jeopardize Apple’s financial position and long-term flexibility in order to reward short-term investors, as is the case with Mr. Icahn’s proposal.

Absent ongoing concerns with a board’s performance or responsiveness, we believe the board and management are better able to determine the merits, scale, form (i.e. dividends vs. buybacks) and timing of large distributions to shareowners.  Such decisions require an understanding of the company’s long-term strategic plan and capital requirements, and should provide some flexibility to respond to changing market conditions and opportunities.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

February 10, 2014

In Apple’s case, its board has overseen the creation of very significant long-term value for shareowners and, in response to investor concerns, put in place a substantial dividend and repurchase program.  It has also committed to consider returning additional capital to shareowners.  In an interview last week with the Wall Street Journal, Chief Executive Tim Cook indicated that Apple plans to disclose updates to its buyback program as soon as next month.

As Warren Buffett said last fall in response to Mr. Icahn’s initial $150 billion buyback demand, “I think the Apple management and directors have done a pretty darned good job of running the company, and so my vote would be with them... I do not think that companies should be run primarily to please Wall Street, and largely shareholders who are going to sell.”

Our concerns with Proposal 10 are especially acute because of its prescriptive nature.  While non-binding, Mr. Icahn’s proposal could easily have provided the board with some flexibility to exercise its judgment, particularly in light of its more complete information.  Instead, it calls for a very large and very specific change to Apple’s capital structure, liquidity and long-term risk profile, and it calls for that change to be completed by September 27, 2014.

Mr. Icahn’s proposed $50 billion share buyback would be in addition to the $100 billion that Apple already plans to distribute to shareowners through 2015 through dividends and repurchases.  Including the reported $14 billion in opportunistically-timed buybacks over the past two weeks, Apple has so far distributed about $58 billion and has $42 billion remaining under its plan, including $18 billion under its share repurchase authorization.

An additional $50 billion share repurchase therefore appears excessive, especially in light of Apple’s cash flow and where that cash is.  Apple is already using all of its domestic cash flow (net of investments) and $17 billion in new long-term debt to fund dividends and buybacks under its current plan.  As a result, its net cash in the U.S. fell from $43 billion at December 31, 2012 to $17 billion at December 31, 2013, and, according to the WSJ (12/30/13), an analyst at Evercore recently estimated that Apple will burn through its cash in U.S. banks by mid-2014.

Because more than 75 percent of Apple’s cash is outside the U.S., the company, to fund the additional $50 billion in buybacks proposed by Mr. Icahn, would either need to pay an estimated 30 percent repatriation tax or borrow money in the U.S.  If Apple paid the repatriation tax on its non-U.S. cash, an option Apple opposes, the company’s total cash of $159 billion (at 12/31/13) would be reduced to $122 billion after tax.  At the time, Apple had $56 billion remaining under its repurchase and dividend plan.  In other words, Mr. Icahn’s proposed $50 billion buyback, in combination with Apple’s remaining availability under its plan, would require Apple to spend the vast majority of its after-tax cash; Apple’s subsequent $14 billion buyback does not fundamentally alter this analysis.

Alternatively, Apple could borrow the money in the U.S. to fund the buybacks, as Mr. Icahn proposes, which would further increase its risk profile and limit its flexibility.  Moody’s has already sounded the alarm.  In a December 2013 report, the debt rating agency warned: “Despite its massive and growing cash balance, Apple would face heightened credit risk if it were to issue significantly more debt to accommodate calls to boost shareholder returns.”

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

February 10, 2014

It is important to recognize that, despite its unrivaled cash balances, Apple’s debt ratings from Moody’s and S&P already lag those of such companies as Microsoft, Exxon, and Johnson & Johnson.  The reason is the riskier nature of the consumer-driven, rapidly-evolving tech market that Apple serves.  Apple may be generating strong cash flow at present, but its ability to do so in the future rests on its ability to continually develop innovative new products.

As Mr. Icahn himself notes in his January 23, 2013 letter to shareowners, the majority of Apple’s revenues come from two products, the iPhone and iPad, first released in 2007 and 2012, respectively.  While Apple’s impressive track record for innovation bodes well for the future, it would be short-sighted and foolish to deprive the company of a sufficient cash cushion to weather unwelcome setbacks and seize new opportunities, including major acquisitions.  In last week’s interview with the WSJ, Tim Cook said, “We have no problem spending 10 figures for the right company.”

Our objective is to maximize our substantial investment in Apple over the long-term, and Proposal 10 is inconsistent with that objective.  It is too risky and it is unnecessary.

Therefore, we urge you to join us in voting AGAINST Proposal 10 at Apple’s shareowner meeting on February 28th.

Sincerely,

Scott M. Stringer
New York City Comptroller

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.